Exhibit 99.2

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and nine months ended September 30, 2014 and 2013

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Balance Sheets	1

Consolidated Income Statements	2

Consolidated Statements of Comprehensive Income	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

		As at
	September 30,	December 31,	September 30,
	2014	2013	2013
	$	$	$

Assets
Current assets:
Cash and cash equivalents	442,376,124	61,966,539	40,405,336
Cash restricted	7,958,740	36,149,544	27,345,725
Trade and other receivables (note 5)	577,336,495	98,638,110	77,714,542
Derivative financial instruments	-	-	86,654
Other current assets	1,679,453	1,054,847	4,130,877
Inventories	-	158,119,181	178,500,565
Prepaid expenses	2,232,298	8,125,270	7,593,970
Total current assets	1,031,583,110	364,053,491	335,777,669
Non-current assets:
Cash restricted	360,346	17,065,000	11,574,797
Plant and equipment	13,229,769	244,383,962	244,989,862
Exploration and evaluation assets (note 6)	245,046,062	584,807,023	569,800,760
Deferred tax assets	-	48,230,688	53,718,113
Other non-current receivables	29,700,534	29,700,534	29,700,534
Investments accounted for using the equity method	17,531,908	17,557,838	17,548,190
Total non-current assets	305,868,619	941,745,045	927,332,256
Total assets	1,337,451,729	1,305,798,536	1,263,109,925
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	74,274,968	134,027,347	74,092,829
Income tax payable	1,706,853	17,087,974	15,190,761
Derivative financial instruments	-	1,869,253	708,925
Working capital facilities	-	36,379,031	107,584,830
Unsecured loan and current portion of secured loans (note 7)	-	134,775,077	49,786,062
Current portion of Indirect participation interest (note 8)	7,449,409	12,097,363	16,283,309
Total current liabilities	83,431,230	336,236,045	263,646,716
Non-current liabilities:
Secured loans (note 7)	-	65,681,425	73,476,706
2.75% convertible notes liability	65,520,643	62,662,628	61,737,934
Indirect participation interest (note 8)	-	7,449,409	13,245,089
Other non-current liabilities	96,000,000	96,000,000	96,000,000
Asset retirement obligations	-	4,948,017	4,598,327
Total non-current liabilities	161,520,643	236,741,479	249,058,056
Total liabilities	244,951,873	572,977,524	512,704,772
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 9)	991,312,197	953,882,273	942,190,761
Authorized - unlimited
Issued and outstanding - 49,404,087
(Dec 31, 2013 - 49,217,242)
(Sep 30, 2013 - 48,824,038)
2.75% convertible notes	14,297,627	14,297,627	14,297,627
Contributed surplus	18,293,198	26,418,658	28,214,688
Accumulated Other Comprehensive Income	-	4,541,913	7,208,731
Accumulated earnings/(deficit)	68,596,834	(266,319,459)	(241,506,654)
Total equity attributable to owners of InterOil Corporation	1,092,499,856	732,821,012	750,405,153
Total liabilities and equity	1,337,451,729	1,305,798,536	1,263,109,925

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$ (revised)*	$	$ (revised)*

Revenue
Interest (note 5)	8,799,206	16,896	17,204,673	63,362
Other	1,949,843	599,942	9,136,412	1,987,356
	10,749,049	616,838	26,341,085	2,050,718

Administrative and general expenses	(7,661,327)	(2,833,149)	(28,116,573)	(15,615,015)
Derivative gains/(losses)	-	45,000	-	(146,100)
Legal and professional fees	(4,841,002)	(1,781,346)	(10,582,791)	(4,390,518)
Exploration costs, excluding exploration impairment (note 6)	(6,962,414)	(2,992,323)	(21,509,301)	(3,963,500)
Finance costs (note 7)	(4,250,369)	(2,844,758)	(26,571,648)	(6,526,891)
Depreciation and amortization	(922,468)	(1,482,660)	(3,271,979)	(4,317,712)
Gain on conveyance of exploration and evaluation assets (note 6)	-	-	340,540,011	500,071
Gain on available-for-sale investment	-	4,746,997	-	3,719,907
Foreign exchange (losses)/gains	(527,575)	152,943	4,542,340	(319,028)
Share of net (loss)/profit of joint venture partnership accounted for using the equity method	(7,442)	2,578,112	(25,930)	2,265,442
	(25,172,597)	(4,411,184)	255,004,129	(28,793,344)
(Loss)/profit from continuing operations before income taxes	(14,423,548)	(3,794,346)	281,345,214	(26,742,626)

Income taxes
Current tax benefit/(expense)	145,680	(32,293)	(349,648)	(385,263)
Deferred tax (expense)/benefit	(344,540)	271,329	(557,406)	236,300
	(198,860)	239,036	(907,054)	(148,963)

(Loss)/profit for the period from continuing operations	(14,622,408)	(3,555,310)	280,438,160	(26,891,589)

(Loss)/profit for the period from discontinued operations, net of tax (attibutable to owners of InterOil Corporation) (note 4)	(2,308,134)	(2,762,406)	73,533,577	11,346,447
(Loss)/profit for the period	(16,930,542)	(6,317,716)	353,971,737	(15,545,142)

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(16,930,542)	(6,317,716)	353,971,737	(15,545,142)
	(16,930,542)	(6,317,716)	353,971,737	(15,545,142)

(Loss)/earnings per share from continuing and discontinued operations attributable to owners of InterOil Corporation during the period
Basic (loss)/earnings per share
From continuing operations	(0.29)	(0.07)	5.64	(0.55)
From discontinued operations	(0.05)	(0.06)	1.48	0.23
From (loss)/profit for the period	(0.34)	(0.13)	7.12	(0.32)
Diluted (loss)/earnings per share
From continuing operations	(0.29)	(0.07)	5.64	(0.55)
From discontinued operations	(0.05)	(0.06)	1.48	0.23
From (loss)/profit for the period	(0.34)	(0.13)	7.12	(0.32)
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	49,640,548	48,815,218	49,689,299	48,712,015
Diluted (Expressed in number of common shares)	49,640,548	48,815,218	49,756,021	48,712,015

See accompanying notes to the condensed consolidated interim financial statements

* Revised to effect reclassification of discontinued operations - refer note 4 for further information

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

(Loss)/profit for the period	(16,930,542)	(6,317,716)	353,971,737	(15,545,142)

Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	-	(12,220,427)	(3,141,715)	(17,578,397)
Reclassification of exchange gains on previously held foreign operations, net of tax	-	-	(1,400,198)
Profit/(loss) on available-for-sale financial assets, net of tax	-	235,705	-	(245,825)
Other comprehensive loss for the period, net of tax	-	(11,984,722)	(4,541,913)	(17,824,222)
Total comprehensive (loss)/income for the period	(16,930,542)	(18,302,438)	349,429,824	(33,369,364)

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(16,930,542)	(18,302,438)	349,429,824	(33,369,364)
	(16,930,542)	(18,302,438)	349,429,824	(33,369,364)

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Nine months ended
	September 30,	September 30,
	2014	2013
Transactions with owners as owners:	$	$
Share capital
At beginning of period	953,882,273	928,659,756
Issue of capital stock (note 9)	52,050,716	13,531,005
Share buyback (note 9)	(14,620,792)	-
At end of period	991,312,197	942,190,761
2.75% convertible notes
At beginning of period	14,297,627	14,298,036
Conversion of convertible notes during the period	-	(409)
At end of period	14,297,627	14,297,627
Contributed surplus
At beginning of period	26,418,658	21,876,853
Fair value of options and restricted stock transferred to share capital	(8,943,008)	(10,111,588)
Stock compensation expense	8,895,206	4,298,468
Gain on conversion of 2.75% convertible notes	-	75
Share buyback (note 9)	(8,077,658)	-
Waiver of all remaining IPI conversion options	-	12,150,880
At end of period	18,293,198	28,214,688
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	4,541,913	24,787,128
Foreign currency translation movement for the period, net of tax	(3,141,715)	(17,578,397)
Reclassification of exchange gains on previously held foreign operations, net of tax	(1,400,198)	-
Foreign currency translation reserve at end of period	-	7,208,731
Gain/(loss) on available-for-sale financial assets
At beginning of period	-	245,825
Loss on available-for-sale financial assets as a result of foreign currency translation, net of tax	-	(277,553)
Loss on revaluation of available-for-sale financial assets, net of tax	-	(203,977)
Gain on disposal of available-for-sale financial assets, net of tax	-	235,705
Loss on available-for-sale financial assets at end of period	-	-
Accumulated other comprehensive income at end of period	-	7,208,731
Conversion options
At beginning of period	-	12,150,880
Transfer of balance to contributed surplus	-	(12,150,880)
At end of period	-	-
Accumulated earnings/(deficit)
At beginning of period	(266,319,459)	(225,961,512)
Net profit/(loss) for the period	353,971,737	(15,545,142)
Share buyback (note 9)	(19,055,444)	-
At end of period	68,596,834	(241,506,654)
Total InterOil Corporation shareholders' equity at end of period	1,092,499,856	750,405,153

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Cash flows generated from (used in):

Operating activities
Net (loss)/profit for the period	(16,930,542)	(6,317,716)	353,971,737	(15,545,142)
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	922,468	6,062,074	11,917,681	17,563,239
Deferred tax	371,929	6,652,202	1,876,959	9,808,345
Gain on conveyance of exploration assets	-	-	(340,540,011)	(500,071)
Gain on sale of subsidiaries	-	-	(49,537,443)	-
Accretion of convertible notes liability	966,869	911,048	2,858,015	2,693,065
Amortization of deferred financing costs	-	204,579	8,323,575	598,436
Timing difference between derivatives recognized
and settled	-	644,766	373,697	856,193
Stock compensation expense, including restricted stock	4,495,906	587,345	8,895,206	4,298,468
Inventory write down	-	-	3,947,006	-
Accretion of asset retirement obligation liability	-	53,875	192,282	267,623
Accretion of non-current receivable	(8,274,886)	-	(16,429,289)	-
Gain on conversion of convertible notes	-	-	-	(500)
Loss on Flex LNG investment	-	(4,746,997)	-	(3,719,907)
Share of net loss/(profit) of joint venture partnership accounted for
using the equity method	7,442	(2,578,112)	25,930	(2,265,442)
Unrealized foreign exchange gain	-	(2,077,712)	(1,403,197)	(2,656,039)
Change in operating working capital
(Increase)/decrease in trade and other receivables	(986,505)	38,314,619	(65,618,202)	4,216,495
(Increase)/decrease in other current assets and prepaid expenses	(126,955)	(4,073,788)	1,626,849	(2,374,638)
(Increase)/decrease in inventories	-	(12,367,665)	8,275,985	9,821,506
(Decrease)/increase in trade and other payables	(31,066,964)	4,871,933	10,338,355	(13,561,815)
Net cash (used in)/generated from operating activities	(50,621,238)	26,140,451	(60,904,865)	9,499,816

Investing activities
Expenditure on oil and gas properties	(107,804,261)	(38,394,448)	(301,807,153)	(105,262,287)
Proceeds from joint venture cash calls	35,698,452	12,069,226	59,246,604	27,058,053
Expenditure on plant and equipment	(1,608,384)	(8,442,763)	(11,664,399)	(20,076,112)
Proceeds from Total for interest in PRL 15	-	-	401,338,497	-
Proceeds from disposal of Flex LNG Ltd shares, net of transaction costs	-	7,778,258	-	7,778,258
Decrease/(increase) in restricted cash held as security on borrowings	17,531,294	(6,226,515)	44,895,458	10,090,572
Proceeds from sale of subsidiaries, net of transaction costs, settlement of intercompany debt and cash and cash equivalents disposed of	-	-	427,985,105	-
Change in non-operating working capital
Decrease in trade and other receivables	-	-	-	5,000,000
Increase/(decrease) in trade and other payables	23,846,110	7,590,678	48,812,213	(13,630,823)
Net cash (used in)/generated from investing activities	(32,336,789)	(25,625,564)	668,806,325	(89,042,339)

Financing activities
Repayments to Mitsui for Condensate Stripping Plant	-	(34,375,748)	-	(34,375,748)
Repayments of Westpac secured loan	-	(10,714,000)	-	(12,857,000)
Proceeds from drawdown of BSP and Westpac secured facility (net of transaction costs)	-	34,604,377	-	34,604,377
Repayments of BSP and Westpac secured facility	-	-	(24,780,077)	-
Proceeds from drawdown of Credit Suisse secured facility	-	-	50,000,000	-
Repayment of Credit Suisse secured facility	-	-	(150,000,000)	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	-	-	-	73,600,000
(Repayments of)/proceeds from working capital facility	-	(14,443,836)	20,855,406	13,294,351
Repayments of ANZ, BSP & BNP syndicated loan	-	-	(84,000,000)	(8,000,000)
Proceeds from issue of common shares, net of transaction costs	-	-	2,186,690	3,995,228
Payment on share buyback	(41,753,894)	-	(41,753,894)	-
Payment on conversion of convertible notes	-	-	-	(1,546)
Net cash (used in)/generated from financing activities	(41,753,894)	(24,929,207)	(227,491,875)	70,259,662

(Decrease)/increase in cash and cash equivalents	(124,711,921)	(24,414,320)	380,409,585	(9,282,861)
Cash and cash equivalents, beginning of period	567,088,045	64,842,032	61,966,539	49,720,680
Exchange losses on cash and cash equivalents	-	(22,376)	-	(32,483)
Cash and cash equivalents, end of period	442,376,124	40,405,336	442,376,124	40,405,336
Comprising of:
Cash on Deposit	324,708,313	35,178,235	324,708,313	35,178,235
Short Term Deposits	117,667,811	5,227,101	117,667,811	5,227,101
Total cash and cash equivalents, end of period	442,376,124	40,405,336	442,376,124	40,405,336

See accompanying notes to the condensed consolidated interim financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, oil and gas exploration and production company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada and was continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

These condensed consolidated interim financial statements were approved by the Directors for issue on November 7, 2014. The board of directors of InterOil have the power to amend and reissue the financial report.

Discontinued Operations

Management had previously organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream included exploration, appraisal and development of hydrocarbon structures in PNG. Midstream consisted of both Midstream Refining and Midstream Liquefaction. Midstream Refining included production of refined petroleum products at Napa Napa in Port Moresby, PNG, for domestic market and export markets, and Midstream Liquefaction included the work being undertaken to develop, in joint venture as a non-operator, liquefaction and associated facilities in PNG for the export of liquefied natural gas. Downstream segment marketed and distributed refined products domestically in PNG on a wholesale and retail basis. Corporate segment provided support to our other business segments through business development and improvement activities, general services, administration, human resources, executive management, financing and treasury, government affairs and investor relations. This segment also managed our shipping business, which operated two vessels that transport petroleum products for the Downstream segment and external customers, both within PNG and for export in the South Pacific region.

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma Energy Pacific Holdings Pte Ltd (“Puma”) for the sale of InterOil subsidiaries that held the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments, respectively. As a result of the transaction, as of June 30, 2014, the Company’s operations no longer include the Midstream Refining or Downstream segment and these business have been classified as discontinued operations in these condensed consolidated interim financial statements. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in these condensed consolidated interim financial statements as the activities previously being carried out by the business have been transferred to Puma with the sale of the refining and distribution businesses. Refer to note 4 for further information on the sale of the oil refinery and petroleum products distribution businesses.

2.	Significant accounting policies

These condensed consolidated interim financial statements have been prepared in accordance with IFRS, as applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting’, and should be read in conjunction with the annual financial statements for the year ended December 31, 2013 which have been prepared in accordance with IFRS, as issued by the IASB.

The condensed consolidated interim financial statements for the quarter and nine months ended September 30, 2014 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments, which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(a)	Statement on liquidity, capital resources and capital requirements

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at September 30, 2014 amounted to $948.2 million compared to $72.1 million as at September 30, 2013. The Company has cash, cash equivalents and cash restricted of $450.7 million as at September 30, 2014 (September 2013 - $79.3 million), of which $8.3 million is restricted (September 2013 - $38.9 million).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

The Company’s primary use of capital resources has been the exploration and development activities. The Company has to execute exploration activities within a set timeframe to meet the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”). Refer note 12 for further information on these commitments. Subject to meeting the license commitment requirements, the Company’s capital expenditure can be accelerated or decelerated at its discretion.

On March 26, 2014, the Company signed and closed with Total S.A. (“Total”) a share sale and purchase agreement (“Total SSA”), under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil retained 35.4839% of the license and immediately received $401.3 million for closing the transaction, and is further entitled to receive $73.3 million upon a final investment decision for an Elk and Antelope LNG project, and $65.5 million upon the first liquefied natural gas (“LNG”) cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 trillion standard cubic feet equivalent (“Tcfe”), based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification.

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma for the sale of InterOil subsidiaries that held the oil refinery and petroleum products distribution businesses. We received gross proceeds of $525.6 million from the sale of these businesses.

Existing cash balances will be sufficient to settle debt obligations and to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field and exploration activities planned to meet our license commitment requirements. Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated, for a period not less than one year from the date of signing this financial report.

(b)	Accounting policies

The accounting policies followed in these condensed consolidated interim financial statements are consistent with those of the previous financial year.

(c) New standards issued but not yet effective

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2014 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2018): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2018 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but does not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.

-	IFRS 14 ‘Regulatory deferral accounts’ (effective from January 1, 2016): This standard permits first-time adopters to continue to recognize amounts related to rate regulation in accordance with their previous GAAP requirements when they adopt IFRS. However, the effect of rate regulation must be presented separately from other items. This standard will have no impact on the Company.

-	IFRS 15 ‘Revenue from contracts with customers’ (effective from January 1, 2017): The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer, so the notion of control replaces the existing notion of risks and rewards. This standard will not have a material impact on the Company.

3.	Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company.

Risk Management is carried out under policies approved by the board of directors of InterOil. The Finance Department identifies, evaluates and actively mitigates financial risks in close cooperation with the Company’s operations. The board of directors of InterOil provides written principles for overall risk management, as well as written policies covering specific areas. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

3.	Financial risk management (cont’d)

(a) Fair values

	September 30, 2014		December 31, 2013		September 30, 2013		Fair value	Method of
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value	hierarchy level	measurement
	$	$	$	$	$	$	(as required) *
Financial instruments
Financial assets
Loans and receivables
Cash and cash equivalents	442,376,124	442,376,124	61,966,539	61,966,539	40,405,336	40,405,336		Amortized Cost
Cash restricted	8,319,086	8,319,086	53,214,544	53,214,544	38,920,522	38,920,522		Amortized Cost
Receivables	577,336,495	577,336,495	98,638,110	98,638,110	77,714,542	77,714,542		Amortized Cost
Other non-current receivable	29,700,534	29,700,534	29,700,534	29,700,534	29,700,534	29,700,534		Amortized Cost
Held for trading
Derivative contracts	-	-	(1,869,253)	(1,869,253)	(622,271)	(622,271)	Level 2	Fair Value - See (i) below
Financial liabilities
Current liabilities:
Accounts payable and accrued liabilities	74,274,968	74,274,968	134,027,347	134,027,347	74,092,829	74,092,829		Amortized Cost
Working capital facilities	-	-	36,379,031	36,379,031	107,584,830	107,584,830		Amortized Cost
Unsecured loans and current portion of secured loans	-	-	134,775,077	134,775,077	49,786,062	49,786,062		Amortized cost See (ii) below
Non-current liabilities
Secured loans	-	-	65,681,425	65,681,425	73,476,706	73,476,706		Amortized cost See (ii) below
2.75% Convertible notes liability	65,520,643	65,520,643	62,662,628	62,662,628	61,737,934	61,737,934		Amortized Cost
Other non-current liabilities	96,000,000	96,000,000	96,000,000	96,000,000	96,000,000	96,000,000		Amortized Cost

* Where fair value of financial assets or liabilities is approximated by its carrying value, designation under the fair value hierarchy is not required.

The net fair value of cash and cash equivalents and non-interest bearing financial assets and financial liabilities of the Company approximates their carrying amounts.

The carrying values (less impairment provision if provided) of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The carrying value of financial liabilities approximates their fair values which, for disclosure purposes, are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

Commodity derivative contracts’ are the only items from the above table that are measured at fair value on a recurring basis. All the remaining financial assets and financial liabilities are measured at a fair value on a non-recurring basis and are maintained at historical amortized cost.

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The Company has classified the fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(i) Derivative contracts classified as being at fair value through profit and loss were fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of the Company’s derivative contracts were based on price indications provided to us by an external brokerage who entered into derivative transactions with counter parties on the Company’s behalf. The contracts related to the hedging of certain product price risk exposures were transferred to Puma on completion of the sale of the Midstream Refining operation on June 30, 2014.

(ii) All secured loans are subject to floating interest rates and as such the carrying values of these loans are assumed to approximate their fair values. These secured loans were repaid during the quarter ended June 30, 2014.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Discontinued operations

On June 30, 2014, the Company entered into share sale and purchase agreements with Puma for the sale of InterOil subsidiaries that hold the oil refinery and petroleum products distribution businesses, which were previously included within the Midstream Refining and Downstream segments respectively. The results of operations for these sold businesses have been presented as discontinued operations in the consolidated income statements for the quarter and nine months ended September 30, 2014 and 2013. In addition, the shipping business which was previously included within the Corporate segment has also been classified as a discontinued operation in the consolidated income statements for the quarter and nine months ended September 30, 2014 and 2013, as the activities previously being carried out by the business have been transferred to Puma with the sale of the refining and distribution businesses. There has been no loss incurred on transferring the activities previously undertaken by the shipping business.

Cash flows from these discontinued operations have been combined with the cash flows from continuing operations in the consolidated statements of cash flows for the quarter and nine months ended September 30, 2014 and 2013. Cash flows generated from/(used in) the discontinued operations are presented in the following table.

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Net cash (used in)/generated from operating activities	(579,194)	26,536,748	40,481,858	8,502,343
Net cash (used in)/generated from investing activities (including an inflow of $428.0 million from the disposal of the operations)	-	(13,797,697)	460,556,098	(8,898,545)
Net cash used in financing activities	(1,787,109)	(19,497,701)	(47,375,719)	(4,496,339)

Total cash flows	(2,366,303)	(6,758,650)	453,662,237	(4,892,541)

The results of operations associated with all discontinued operations are presented in the following table.

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue	473,076	304,985,976	696,616,015	999,543,073
Expenses	(2,755,384)	(302,076,982)	(664,898,999)	(976,724,314)
(Loss)/profit before tax from discontinued operations	(2,282,308)	2,908,994	31,717,016	22,818,759
Income tax expense	(25,826)	(5,671,400)	(7,720,882)	(11,472,312)
(Loss)/profit after tax from discontinued operations	(2,308,134)	(2,762,406)	23,996,134	11,346,447
Gain on sale of subsidiaries	-	-	49,537,443	-
(Loss)/profit from discontinued operations	(2,308,134)	(2,762,406)	73,533,577	11,346,447

The loss from discontinued operations for the quarter ended September 30, 2014 is mainly due to the costs incurred in supporting the disposed operations under a Transitional Services Agreement that the Company has with Puma.

5.	Trade and other receivables

	September 30,	December 31,	September 30,
	2014	2013	2013
	$	$	$
Trade and other receivables	11,881,102	98,638,110	77,714,542
Sale proceeds receivable from Total S.A.	565,455,393	-	-
Total	577,336,495	98,638,110	77,714,542

The reduction in trade and other receivables as at September 30, 2014 is due to the divestment of the operating businesses on June 30, 2014. Other receivables mainly relates to cash calls receivable from joint venture partners.

Refer to note 6 for details of the Total transaction. The Interim Resource Payment, as defined under the revised sale and purchase agreement with Total, due to the Company following the interim certification has been calculated to be $593,887,429 based on a resource estimate of 7.10 Tcfe. The discounted value of this cash flow is $568,322,231 as at September 30, 2014. The Company has recognized $16,429,289 interest income during the nine months ended September 30, 2014 as a result of unwinding the discount on the receivable during the period. In addition, this receivable has been reduced by $2,866,838, which represents a portion of the carry received from Total for development activities undertaken over PRL 15, which is to be offset against the Interim Resource Payment when due.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Exploration and evaluation assets

Costs of exploration and evaluation assets which are not subject to depletion are as follows:

	September 30,	December 31,	September 30,
	2014	2013	2013
	$	$	$
Infrastructure and drilling and construction equipment	5,276,697	205,116,854	205,190,685
Drilling consumables and spares	33,976,255	20,452,801	19,711,264
Petroleum Retention License drilling programs	60,379,985	349,043,785	341,966,891
Petroleum Prospecting License drilling programs (Unproved)	145,413,125	10,193,583	2,931,920
Gross Capitalized Costs	245,046,062	584,807,023	569,800,760
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	245,046,062	584,807,023	569,800,760

The majority of the costs capitalized under ‘Petroleum Retention License drilling programs’ above relates to the exploration and development expenditure on the Elk and Antelope and Triceratops fields. The majority of the costs capitalized under ‘Petroleum Prospecting License drilling programs (Unproved)’ above relates to the exploratory drilling costs relating to Wahoo-1, Bobcat-1 and Raptor-1 wells.

The reduction in exploration and evaluation assets during the nine months ended September 30, 2014 related to the offsetting of the exploration and development expenditure on the Elk and Antelope field against the proceeds of the sale of an interest in PRL 15 to Total. This is in line with the requirements for conveyance accounting for unproved property, which requires the amounts received on sale to be treated as a recovery of cost, and only if the sale price exceeds the original cost of property that a gain be recognized.

The following table discloses a breakdown of the exploration and development costs incurred for the periods ended:

	Nine months ended	Year ended	Nine months ended
	September 30,	December 31,	September 30,
	2014	2013	2013
	$	$	$
Opening balance	584,807,023	510,669,431	510,669,431
Property Acquisition Costs	-	-	-
Exploration Costs	181,719,587	12,890,150	-
Development Costs	118,346,697	116,127,393	105,994,248
Add: Premium paid on IPI buyback transactions	41,525,728	-	-
Less: IPI conveyance accounting offset against properties (note 8)	(12,097,363)	(12,451,617)	(2,469,990)
Less: Total S.A. conveyance accounting offset against properties	(611,939,426)	-	-
Less: Costs allocated against cash calls	(57,316,184)	(42,428,334)	(44,392,929)
Total Costs capitalized	(339,760,961)	74,137,592	59,131,329
Closing balance	245,046,062	584,807,023	569,800,760
Charged to expense
Geophysical and other costs	21,509,301	18,793,902	3,963,500
Total charged to expense	21,509,301	18,793,902	3,963,500
Oil and Gas Property Net Additions (capitalized and expensed)	(318,251,660)	92,931,494	63,094,829

Total Sale and Purchase Agreement for PRL 15:

On March 26, 2014, the Company signed and closed the Total SSA, under which Total acquired through the purchase of all shares in a wholly owned subsidiary of InterOil, a gross 40.1275% interest in PRL 15, which contains the Elk and Antelope gas fields. InterOil received $401.3 million for closing the transaction, and became entitled to receive $73.3 million upon a final investment decision for an Elk and Antelope LNG project, and $65.5 million upon the first LNG cargo from such LNG project. In addition to these fixed amounts, Total is obliged to make variable payments for gas amounts in PRL 15 that are in excess of 3.5 Tcfe, based on certification by two independent certifiers following the drilling of up to three appraisal wells to be drilled in PRL 15. The gas resource payment for amounts greater than 5.4 Tcfe will be paid at certification.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

6.	Exploration and evaluation assets (cont’d)

Conveyance accounting:

Based on the accounting policies followed by the Company, conveyance accounting is triggered on the sale of a property, where applying judgment to the facts presented, it concludes that sufficient risks and benefits of ownership has passed to the transferee. If a part of the interest in an unproved property is sold, the amount received shall be treated as a recovery of cost. If the sales price exceeds the carrying amount of a property, or exceeds the original cost of a property, a gain shall be recognized in the amount of such excess. As the Elk and Antelope fields do not have proved reserves as at the date of accounting for this transaction, the amounts received are first treated as a recovery of cost, and only amounts received over the carrying amount of property is booked as a gain on conveyance of the asset.

The conveyance accounting for the Total SSA has been accounted for in the nine months ended September 30, 2014. The following table presents the cash flows and the resulting gain on conveyance that has been recorded for the nine months ended September 30, 2014.

Conveyance accounting (excluding FID and cargo payments, and appraisal carry on wells within PRL 15) based on Gaffney Cline certified best case scenario of 7.10 Tcfe	Nine months ended September 30, 2014 $

Conveyance proceeds received	401,338,497
Conveyance proceeds receivable	593,887,729
995,226,226

Discounted value of cash flows	953,231,438
Less allocation against oil and gas properties in the balance sheet	(611,939,426)
Less discounted value of cash flows payable to IPI partners	(752,001)
Gain on conveyance for the period	340,540,011

No cash flows relating to final investment decision or subsequent first LNG cargo payments relating to the Elk and Antelope fields have been included within the cash flows calculation above. The discounted value of cash flows has been calculated using a discount rate of 8.23%. In deriving the discount rate, management has used the risk free rate on US treasury securities and added a risk premium on lending for PNG.

On March 26, 2014, the Company also completed the acquisition from IPI holders of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issuance of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe under the Total SSA. Accordingly, the gain on conveyance for the Total transaction has been reduced by the discounted value of cash flows that would be payable to the IPI holders assuming a resource estimate of 7.10 Tcfe.

At each following reporting period, the discount rate and the timing of expected cash flows will be assessed to take into account any changes to the underlying risk factors used in the calculation along with changes to resource estimates, which will result in adjustments to the gain on conveyance.

Resource estimate used:

The cash flows listed above have been calculated using the best case scenario provided by Gaffney Cline & Associates (“GCA”) of 7.10 Tcfe for the Elk and Antelope fields. GCA is a recognized certifier under the Total SSA. The interim resource certification under the Total SSA will vary post the completion of up to three appraisal wells that will be drilled within Elk and Antelope fields prior to the certification.

The above calculation also does not take into account any potential discovery bonus payable by Total to InterOil in the event that the required exploration well to be drilled within the area covered by PRL 15, but outside the Elk and Antelope fields, is successful in identifying hydrocarbons.

When future resource estimates are received, the discounted cash flow analysis will be updated accordingly. The entries to reflect the change would be to increase or decrease the financial asset based on the updated NPV calculation, reduce any carried forward cost base on the balance sheet to zero, and the remaining balance will be recognized as profit and loss.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

7.	Secured and unsecured loans

Credit Suisse Syndicated Secured Loan Facility

On June 17, 2014, the Company replaced the $250.0 million facility with a $300.0 million syndicated, senior secured capital expenditure facility through a consortium of banks led by Credit Suisse AG. The facility was supported by the participating lenders under the original facility (Commonwealth Bank of Australia, ANZ, UBS A.G., Macquarie Group Limited, BSP, BNP and Westpac Bank PNG Limited (“Westpac”) in addition to new banks, The Bank of Tokyo-Mitsubishi UFJ and Societe Generale S.A.. The new facility has an annual interest rate of LIBOR plus 5% and matures at the end of 2015. No draw downs have been made under the new facility as at September 30, 2014.

During the nine months ended September 30, 2014 the total interest expense included in finance costs was $4,303,388. In addition, financing costs relating to the loan of $14,897,371 (of which $6,143,560 relates to the refinancing completed in June 2014) were expensed during the nine months ended September 30, 2014.

8.	Indirect participation interests

	September 30,	December 31,	September 30,
	2014	2013	2013
	$	$	$
Indirect participation interest (PNGDV) - current portion	-	-	1,384,492
Indirect participation interest ("IPI") - current portion	7,449,409	12,097,363	14,898,817
Total current indirect participation interest	7,449,409	12,097,363	16,283,309

Indirect participation interest ("IPI") - non current portion	-	7,449,409	13,245,089
Total non current indirect participation interest	-	7,449,409	13,245,089

Total indirect participation interest	7,449,409	19,546,772	29,528,398

During the nine months ended September 30, 2014, $12,097,363 of the costs incurred on the Raptor-1, Wahoo-1 and Bobcat-1 exploration wells have been allocated against the IPI liability. As at September 30, 2014, the IPI liability relating to one remaining exploration well that is expected to be drilled within the next twelve month period is within the current portion of the liability.

On March 26, 2014, the Company completed the acquisition of an additional 1.0536% participating interest in PRL 15 for consideration of $41.53 million satisfied by the issue of 688,654 common shares of the Company, plus additional variable resource payments if interim or final resource certifications exceeds 7.0 Tcfe.

9.	Share capital and reserves

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2013	48,607,398	928,659,756

Shares issued on exercise of options under Stock Incentive Plan	408,667	11,329,836
Shares issued on vesting of restricted stock units under Stock Incentive Plan	101,177	7,055,681
Shares issued on buyback of PNGEI interest	100,000	6,837,000

December 31, 2013	49,217,242	953,882,273

Shares issued on exercise of options under Stock Incentive Plan	127,400	3,623,272
Shares issued on vesting of restricted stock units under Stock Incentive Plan	100,791	6,901,716
Shares issued on buyback of IPI interest in PRL 15 (note 8)	688,654	41,525,728
Shares buyback	(730,000)	(14,620,792)

September 30, 2014	49,404,087	991,312,197

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

9.	Share capital and reserves (cont’d)

During the quarter ended September 30, 2014, the Company redeemed 730,000 common shares through market purchases at a weighted-average price of $57.16. The total purchase price of the buyback was $41,753,893. All shares purchased by the Company were cancelled. The Company’s share capital was reduced by an amount equal to the carrying value of the redeemed shares. The remainder was recorded as a reduction to contributed surplus of $8,077,658, being the excess contributed surplus balance excluding the value of any outstanding share compensation related to employee stock options and restricted stock; and a reduction to retained earnings of $19,055,444 on the consolidated statement of changes in equity.

Preferred shares - No preferred shares are issued, or were issued at any time during the nine months ended September 30, 2014 (Sep 2013 – nil).

10.	Earnings/(loss) per share

Conversion options, convertible notes, stock options and restricted stock units totaling 1,266,975 common shares at prices ranging from $50.70 to $95.63 were outstanding as at September 30, 2014.

Potential dilutive instruments outstanding	Number of shares Septermber 30, 2014	Number of shares September 30, 2013
Employee stock options	410,000	794,400
Employee Restricted Stock	124,971	153,362
2.75% Convertible notes	732,004	732,004
Total stock options/shares outstanding	1,266,975	1,679,766

11.	Related parties

Key management compensation

During the nine months ended September 30, 2014, former Chief Financial Officer, Collin Visaggio, and former Chief Operating Officer, William Jasper, retired.  Compensation paid or payable to these officers upon their retirement was $1.3 million and $0.65 million, respectively.

12.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses	467,403	69,362	72,850	93,275	93,515	97,713	40,688
Secured and unsecured loans	-	-	-	-	-	-	-
Convertible notes obligations	72,244	1,925	70,319	-	-	-	-
	539,647	71,287	143,169	93,275	93,515	97,713	40,688

The amount pertaining to the petroleum prospecting and retention licenses represents the amount the Company has committed on these licenses as at September 30, 2014. On March 6, 2014, the Company’s applications for new petroleum prospecting licenses were approved with PPL 474 replacing PPL 236, PPL 475 replacing PPL 237, and PPL 476 and PPL 477 replacing PPL 238 and included new license commitments. The new commitments require the Company to spend an additional $381.0 million over the remainder of their six year term.

Further, the terms of grant of PRL 15 require the Company to spend a further $20.2 million on the development of the Elk and Antelope fields by the end of 2015 and the grant of PRL 39 requires the Company to spend a further $66.2 million on the license area by the end of 2018.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12.	Commitments and contingencies (cont’d)

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Oil Search Limited dispute under PRL 15 joint venture operating agreement:

On March 27, 2014 the Company received notification from Oil Search Limited of a dispute under the Joint Venture Operating Agreement relating to PRL 15 in Papua New Guinea. The dispute relates to the sale by the Company of a subsidiary, SPI (200) Limited, to Total. The entity held a 40.1% interest in PRL 15 at the time of the sale. The matter has been referred to arbitration and is scheduled to be heard in late November 2014 by the ICC International Court of Arbitration. The Company does not expect the claim to be successful and does not expect the dispute to have any financial impact, except for the incurring of legal expenses which may not be recovered.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14